Delisting Determination,The Nasdaq Stock Market, LLC,
January 8, 2010, Sun American Bancorp. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Sun American Bancorp
(the Company), effective at the opening of the trading session on January 19, 2010. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5210(d), 5450(b)(1)(A), and 5450(b)(1)(C). The Company
was notified of the Staffs determination on December 10 and December 16, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on December 21, 2009.